UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-34146

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Clearwater Paper Represented 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CLEARWATER PAPER CORPORATION
601 West Riverside Avenue, Suite 1100
Spokane, Washington 99201

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Financial Statements and Supplemental Schedules
December 31, 2018 and 2017

CLEARWATER PAPER REPRESENTED 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Benefits Committee and Plan Participants
Clearwater Paper Represented 401(k) Plan
Spokane, Washington

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Clearwater Paper Represented 401(k) Plan (the Plan) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Clearwater Paper Represented 401(k) Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental schedule of assets (held at end of year) as of December 31, 2018 and schedule of delinquent participant contributions (supplemental information) for the year ended December 31, 2018, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Plan’s auditor since 2013.

Minneapolis, Minnesota
June 21, 2019

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets:
Investments, at fair value	$209,344,150	$238,419,166

Receivables:
Notes receivable from participants	7,296,883	7,223,167
Employer contribution	—	190
Employee contribution	—	156
Total receivables	7,296,883	7,223,513

Total assets	216,641,033	245,642,679

Net assets available for benefits	$216,641,033	$245,642,679

See accompanying notes to financial statements.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2018 and 2017

	2018	2017
Additions:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(17,782,555)	$22,012,166
Dividend income	3,003,207	2,554,875
Total investment (loss) income	(14,779,348)	24,567,041

Interest from participant notes receivable	270,078	247,625

Contributions:
Employee	10,026,063	10,517,727
Employer	5,489,118	5,705,268
Rollover	396,249	158,732
Total contributions	15,911,430	16,381,727

Total additions	1,402,160	41,196,393

Deductions:
Distributions to participants	29,559,443	31,566,906
Loan and administrative fees	162,101	207,800
Total deductions	29,721,544	31,774,706

Net (decrease) increase prior to transfers	(28,319,384)	9,421,687

Net transfers to other Clearwater Paper plan	(682,262)	(1,917,725)

Net (decrease) increase	(29,001,646)	7,503,962

Net assets available for benefits:
Beginning of year	245,642,679	238,138,717
End of year	$216,641,033	$245,642,679
See accompanying notes to financial statements.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(1)	Description of Plan
The following description of the Clearwater Paper Represented 401(k) Plan (the Plan) is provided for general information. Participants should refer to the summary plan description for the appropriate participating unit for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan, originally effective July 1, 1973, established under the provisions of Section 401(a) of the Internal Revenue Code, as amended (IRC), which includes a cash or deferred arrangement under Section 401(k) of the IRC, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was restated effective January 1, 2015 and most recently amended effective August 21, 2018.

(b)	Plan Sponsor and Administration
Clearwater Paper Corporation (Clearwater Paper) sponsors the Plan. The Plan is administered by the Clearwater Paper Benefits Committee. Plan assets are held in trust and invested by the Plan's trustee and recordkeeper. During the year ended December 31, 2018 and 2017, Fidelity Management Trust Company and Fidelity Workplace Services LLC (collectively, Fidelity) served as the trustee and record keeper, respectively.

(c)	Eligibility and Contributions
All eligible full-time regular represented employees (as defined in the Plan) of Clearwater Paper and participating subsidiaries (collectively, the Company) are eligible for participation in the Plan following 90 days of service (as defined in the Plan), as well as non-regular employees who complete six consecutive months of employment with the Company. The Plan excludes the following: leased employees, non-resident aliens, interns, individuals not classified as common law employees, reclassified employees, employees eligible to participate in another 401(k) plan sponsored by the Company, employees who are not on the U.S. payroll, employees residing in Puerto Rico, and summer hires (in each case, and as further defined in the Plan).
The Plan provides that each eligible represented employee may elect a participating contribution equal to any whole percentage of pay period eligible earnings (as defined in the Plan), up to an aggregate of 25%, or 75% for certain groups, of pre-tax and/or Roth after tax elective contributions, as specified in the appendix of the Plan applicable to the eligible employee’s participating unit. Eligible employees may also make rollover contributions representing distributions from certain other retirement plans. Eligible employees age 50 or older may elect additional catch-up contributions.
Eligible employees at certain participating units are automatically enrolled in the Plan at a 3% deferral rate on a pre-tax basis 30 days after such employee becomes eligible, unless he or she elects otherwise.
Employer contributions, including company match and base company contributions (if any in each case), are negotiated with each of the employer group participating units. Eligible employees in certain participating units are entitled to receive a base company contribution equal to a fixed percentage of their eligible earnings allocated on a per pay period basis. No employee contribution is required to receive this base company

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

contribution and no loans or hardship withdrawals may be made from such contribution. Employer contributions are tracked separately, from each other and other Plan contributions.
Participants, at their discretion, may direct the employer and employee contributions into the then-available investment options under the Plan.
All contributions are limited by certain restrictions as defined by the IRC.

(d)	Participant Accounts
A separate account is maintained for each participant of the Plan. Each account is credited with the employee and employer contributions, as well as earnings thereon. Participant accounts are valued each day the market is open based on quoted market prices. The benefit to which a participant is entitled is the benefit provided from the participant's vested account.

(e)	Investment Options
Participants may direct investment of their account balances in 1% increments into the investment options offered under the Plan, including registered investment company funds, the Clearwater Paper Stock Fund, and common and collective trusts.
Participants may change their investment elections and make transfers between investment options each day the market is open, subject to restrictions imposed by the registered investment companies, common collective trusts, and under the Plan. However, pursuant to Plan terms, a participant is not allowed to transfer existing account balances or direct new contributions to the Clearwater Paper Stock Fund if his or her balance in this fund is, or the direction causes it to be, 25% or more of such participant's total investment balance in the Plan.
The account of any participant automatically enrolled in the Plan and not electing otherwise is invested in a designated qualified default investment alternative, which is the T. Rowe Price Retirement Fund with the target date closest to the year in which that participant will reach age 65.
Any contributions or other payments made to the Plan without investment instructions are similarly invested in the age-appropriate T. Rowe Price Retirement Fund until such time as the participant chooses to reinvest such funds. Transfers between certain investments may be temporarily held as cash balances prior to reinvestment.

(f)	Vesting and Forfeitures
A participant’s interest in all employee contribution accounts is fully vested and nonforfeitable at all times. A participant’s interest in his or her matching and base company contributions, if any, becomes vested based on the participant’s years of service and the vesting schedule for each location, which varies from two to six years for full vesting, as specified in the Plan.
A participant’s matching and base company contributions, if any, will become 100% vested if the Plan terminates, or if the participant attains age 65 while in service with the Company, becomes totally and permanently disabled (as defined in the Plan), or dies while in service. The portion of a participant’s matching

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

and base company contributions not vested, if any, will be forfeitable when the participant’s employment terminates.
As of the end of each year, forfeitures and the earnings on such forfeitures not used to restore the matching accounts of former participants rehired during that year may be credited against matching contributions for the following year, used to pay Plan expenses, or a combination thereof. At December 31, 2018 and 2017, unallocated forfeitures totaled approximately $38,800 and $128,200, respectively. During 2018 and 2017, forfeitures totaling approximately $148,600 and $143,500, respectively, were used to reduce employer contributions and pay certain Plan expenses.

(g)	Notes Receivable from Participants
Participants may borrow 50% of their vested account balance up to a maximum of $50,000, as reduced for notes outstanding during the one year preceding the new note (as provided by the Plan). The notes are secured by the balance in the participant’s account and bear interest at a market rate, which is determined for the applicable notes during the applicable periods to be the prime rate in effect at the beginning of the month in which the note is taken. Repayment of principal and interest is generally paid ratably through payroll deductions.

(h)	Distributions and Benefits
On termination of employment from the Company, each participant may elect to receive payment in a lump sum equal to that participant’s vested interest in his or her account, roll his or her account balance into an IRA or another employer’s plan, or maintain his or her account in the Plan, subject to certain restrictions. If a participant's vested account balance is $1,000 or less, that participant will automatically receive the value of the vested interest in his or her account as a lump sum cash distribution, unless that participant elects otherwise. That participant is generally not permitted to maintain an account balance in the Plan.
Participants are permitted to make in-service and hardship withdrawals while still employed by the Company under certain conditions and from certain sources specified under the Plan. A participant’s right to contribute to the Plan will be suspended for up to six months upon receiving a hardship withdrawal. Under certain circumstances and from certain sources, the Plan allows for rollovers and age 59½ withdrawals while employed by the Company.

(i)	Plan and Administrative Fees
Plan expenses are generally paid by Plan participants, except to the extent that expenses are paid from participant forfeitures of employer contributions. Loan service fees, fees associated with processing of qualified domestic relations orders, and certain trustee and recordkeeper expenses are paid for by the affected participant.

(j)	Party-in-Interest Transactions
Certain Plan investments are managed by an affiliate or related party of the Trustee of the Plan. Fidelity is considered a party-in-interest, and transactions conducted with Fidelity or an affiliate or related party are considered party-in-interest transactions. Transactions with Clearwater Paper, Plan sponsor, are also considered party-in-interest transactions and consist of transactions within the Clearwater Paper Stock Fund.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Fees incurred by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.
At December 31, 2018 and 2017, the Plan held 529,089 and 370,564 shares, respectively, of common stock of Clearwater Paper with a fair value of $12,893,895 and $16,823,624, respectively. No dividend income from Clearwater Paper's common stock was recorded during the years ended December 31, 2018 and 2017.
(k)     Net Transfers to Other Clearwater Paper Plan
Net transfers to the other Clearwater Paper plan represents the net amount of participant account balances transferred during the year from the Plan to the other 401(k) plan sponsored by the Company as a result of the participants changing employment status within the Company.
(l) Plan Termination
Although the Company expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time and for any reason subject to the rules of ERISA and the collective bargaining agreements to which the Company is a party. In the event of plan termination, participants will become 100% vested in their employer accounts.

(2)	Summary of the Significant Accounting Policies

(a)	Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, or GAAP.
(b)    Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.
(c)     Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Benefits Committee determines the Plan's valuation policies utilizing information provided by the investment advisors and Trustee. See Note 3, "Fair Value Measurements" for a discussion of fair value measurements.
Net appreciation (depreciation) in fair value of investments represents net realized gains and losses and the change in unrealized appreciation from one period to the next. Interest is recorded when earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(d)	Benefit Payments
Benefits are recorded when paid.

(e)	Notes Receivable from Participants
Notes receivable from participants are stated at the outstanding balance of the note plus accrued interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

(f)	Subsequent Events
The Plan Administrator has evaluated other events and transactions occurring after the date of the statement of net assets through the date the financial statements were issued, and noted no other events that were subject to recognition or disclosure.
(3) Fair Value Measurements
Fair value accounting guidance establishes a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology other than quoted prices included in Level 1 are observable for the asset or liability, each directly or indirectly, and include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Below is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Registered investment company funds - Valued at the daily closing price as reported by the fund. Registered investment company funds held by the Plan are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stock - Investments in common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Common and collective trusts (CCTs) - Investments in CCTs are valued at the net asset value (NAV) of units of a bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a CCT, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Interest bearing cash - Investments in interest bearing cash and cash equivalents are valued based on cost, which approximates fair value in a non-inflationary economy and is protected by the Federal Deposit Insurance Corporation (FDIC).
The following table sets forth by level, within the fair value hierarchy, the Plan investments at fair value:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Registered investment company funds	$50,616,306	$—	$—	$50,616,306
Common stock	12,893,895	—	—	12,893,895
Common and collective trusts	—	145,760,565	—	145,760,565
Interest bearing cash	73,384	—	—	73,384
Total investments at fair value	$63,583,585	$145,760,565	$—	$209,344,150

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Registered investment company funds	$63,780,964	$—	$—	$63,780,964
Common stock	16,823,624	—	—	16,823,624
Common and collective trusts	—	157,761,630	—	157,761,630
Interest bearing cash	52,948	—	—	52,948
Total investments at fair value	$80,657,536	$157,761,630	$—	$238,419,166
(4) Investment Risk and Concentration
The Plan investments include shares of registered investment company funds, CCTs, and common stock in the form of the Clearwater Paper Stock Fund. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
A significant decline in the market value of Clearwater Paper's stock would significantly affect the net assets available for benefits. Included in investments at December 31, 2018 and 2017, are shares of Clearwater Paper Corporation common stock amounting to 6.16% and 7.06% of total investments for each respective period.
(5) Tax Status
The Internal Revenue Service (IRS) has determined by a letter dated September 1, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the IRS’s issuance of the determination letter. Management believes that the Plan is designed, and continues to operate, in compliance as a qualified plan.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to audits by the IRS; however, there are currently no audits pending for any tax periods.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(6) Non-exempt Transactions

For the year ended December 31, 2017, the Plan Administrator did not remit employee 401(k) deferral contributions for certain payroll periods within the timeframe prescribed by the Department of Labor (DOL). This is deemed a prohibited transaction in accordance with ERISA and the IRC. For the 2017 plan year, the Plan Administrator is in the process of correcting the prohibited transactions and has already remitted the late contributions. The Plan Administrator will deposit lost earnings on those amounts as part of a submission under the DOL’s Voluntary Fiduciary Correction Program and in accordance with prescribed guidelines issued by the DOL. In addition, the Company intends to file Form 5330 with the IRS and pay the appropriate excise tax.
(7) Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2018 and 2017:

	2018	2017
Net assets available for benefits per the financial statements	$216,641,033	$245,642,679
Loans in deemed distributed status	(116,942)	(115,254)
Net assets available for benefits per the Form 5500	$216,524,091	$245,527,425
The following is a reconciliation of the net increase in net assets available for benefits prior to transfers per the financial statements to the Form 5500 for the year ended December 31, 2018:

2018
Net decrease in net assets available for benefits prior to transfers per the financial statements	$(28,319,384)
Change in deemed distributed loans	(1,688)
Total net loss per the Form 5500	$(28,321,072)

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Plan No: 039 EIN: 20-3594554
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Registered Investment Company Funds:
	Dodge & Cox Funds	Dodge & Cox Stock Fund	$17,336,952
	Vanguard Funds	Vanguard Institutional Index Fund	11,974,073
	Alliance Bernstein	Alliance Bernstein Discovery Value	5,780,969
	Dodge & Cox Funds	Dodge & Cox International Fund	5,584,982
	Vanguard Funds	Vanguard Total Bond Market Index Fund Signal	3,924,772
	Vanguard Funds	Vanguard Extended Market Index Fund Signal Shares	3,135,199
	Vanguard Funds	Vanguard Total International Stock Index Fund	1,532,026
	DFA	DFA Emerging Markets Core Equity	1,124,395
	Principal Funds	PIF Diversified Real Asset I	222,938
			50,616,306
	Common and Collective Trusts:
	Wells Fargo	Wells Fargo Stable Value Fund	35,417,271
	Winslow	Winslow Large Cap Growth Fund	23,139,094
	Macquarie	Macquarie Smid Cap Growth Trust	20,998,855
	T. Rowe Price	T. Rowe Price Retirement 2025 Trust	13,628,393
	T. Rowe Price	T. Rowe Price Retirement 2030 Trust	10,728,176
	T. Rowe Price	T. Rowe Price Retirement 2040 Trust	7,622,899
	T. Rowe Price	T. Rowe Price Retirement 2035 Trust	6,829,757
	T. Rowe Price	T. Rowe Price Retirement 2020 Trust	6,421,972
	Loomis	Loomis Sayles Core Plus Fixed Income	6,025,396
	T. Rowe Price	T. Rowe Price Retirement 2045 Trust	4,496,887
	T. Rowe Price	T. Rowe Price Retirement 2050 Trust	3,770,759
	Artisan Funds	Artisan International Growth Fund	2,984,291
	T. Rowe Price	T. Rowe Price Retirement 2055 Trust	2,212,236
	T. Rowe Price	T. Rowe Price Retirement 2060 Trust	671,364
	T. Rowe Price	T. Rowe Price Retirement 2015 Trust	594,950
	T. Rowe Price	T. Rowe Price Retirement 2010 Trust	193,961
	T. Rowe Price	T. Rowe Price Retirement 2005 Trust	24,304
			145,760,565
	Common Stock:
*	Clearwater Paper Corporation	Clearwater Paper Stock Fund	12,893,895
	Other:
*	Fidelity	Interest bearing cash account	73,384
*	Participant Loans	Interest rates from 3.25% to 5.25%, maturing through September 2033	7,179,941
	Total Assets		$216,524,091
* Represents a party-in-interest at December 31, 2018.
Cost is omitted for participant directed investments.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Plan No: 039 EIN: 20-3594554
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year ended December 31, 2018

	Total that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check here if late participant loan repayments are included:࿽			$350	—

Exhibit Index

Exhibit

Consent of Independent Registered Public Accounting Firm	23

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Clearwater Paper Represented 401(k) Plan

By	/s/ Robert G. Hrivnak
Robert G. Hrivnak
Chair of Clearwater Paper Benefits Committee
Date: June 21, 2019